Filed by The Stanley Works
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: The Black & Decker Corporation
Commission File No.: 1-01553

FOR IMMEDIATE RELEASE

HSR Review Period Expires For The Stanley Works and Black & Decker Merger

New Britain, Connecticut and Towson, MD, December 29, 2009 -- The Stanley Works (NYSE: SWK) and The Black & Decker Corporation (NYSE: BDK) announced today that the Hart-Scott-Rodino antitrust review period for the combination of their businesses has expired.

Stanley and Black & Decker previously announced on November 2, 2009 that they had entered into a definitive merger agreement to combine their businesses in an all-stock transaction.

The expiration of the HSR review period satisfies one of the conditions to the closing of the transaction.  The closing of the transaction is also subject to other customary closing conditions, including foreign regulatory approvals and the approval of Stanley and Black & Decker stockholders.  Subject to the satisfaction of these other conditions, closing of the transaction is currently expected to occur toward the end of the first quarter or the beginning of the second quarter of 2010.

About The Stanley Works
The Stanley Works, an S&P 500 company, is a diversified worldwide supplier of tools and engineered solutions for professional, industrial, construction and do-it-yourself use, and security solutions for commercial applications. More information about The Stanley Works can be found at http://www.stanleyworks.com.

About The Black & Decker Corporation
Black & Decker is a leading global manufacturer and marketer of power tools and accessories, hardware and home improvement products, and technology-based fastening systems. More information about Black & Decker can be found at http://www.bdk.com.

Contacts:
The Stanley Works Kate White (860) 827-3833 kwhite@stanleyworks.com	Black & Decker Mark M. Rothleitner (410) 716-3979 mark.rothleitner@bdk.com

Additional Information

The proposed transaction involving Stanley and Black & Decker will be submitted to the respective stockholders of Stanley and Black & Decker for their consideration.  In connection with the proposed transaction, Stanley has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Stanley and Black & Decker that will also constitute a prospectus of Stanley.  Investors and security holders are urged to read the preliminary joint proxy statement/prospectus and any other relevant documents filed with the SEC (including the definitive joint proxy statement/prospectus) when they become available, because they contain important information.  Investors and security holders may obtain a free copy of the preliminary joint proxy statement/prospectus and other documents (when available) that Stanley and Black & Decker file with the SEC at the SEC’s website at www.sec.gov and Stanley’s and Black & Decker’s website related to the transaction at www.stanleyblackanddecker.com.  In addition, these documents may be obtained from Stanley or Black & Decker free of charge by directing a request to Investor Relations, The Stanley Works, 1000 Stanley Drive, New Britain, CT 06053, or to Investor Relations, The Black & Decker Corporation, 701 E. Joppa Road, Towson, Maryland 21286, respectively.

Certain Information Regarding Participants

Stanley, Black & Decker and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC.  Investors and security holders may obtain information regarding the names, affiliations and interests of Stanley’s directors and executive officers in Stanley’s Annual Report on Form 10-K for the year ended January 3, 2009, which was filed with the SEC on February 26, 2009, its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 20, 2009, and the preliminary joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on December 4, 2009.  Investors and security holders may obtain information regarding the names, affiliations and interests of Black & Decker’s directors and executive officers in Black & Decker’s Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 17, 2009, its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 16, 2009, and the preliminary joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on December 4, 2009.  These documents can be obtained free of charge from the sources listed above.  Additional information regarding the interests of these individuals may also be included in the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation

A registration statement relating to the securities to be issued by Stanley in the proposed transaction has been filed with the SEC, and Stanley will not issue, sell or accept offers to buy such securities prior to the time such registration statement becomes effective.  This document shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.